Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

MMabry@stradley.com

215.564.8011

 March 25, 2014
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Registrant”) File Numbers 333-155709; 811-22255

Dear Mary:

I am writing to follow up on our letter dated March 4, 2014, which we provided to you in response to your comments to Post-Effective Amendment No. 60 to the Registrant’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 31, 2013, on behalf of the EGShares Blue Chip EM Achievers ETF (the “Fund”), a series of the Registrant (the “Response Letter”).

The Response Letter stated that the name of the Fund had been changed from “EGShares Blue Chip EM Achievers ETF” to “EGShares Blue Chip EM Access ETF”.  After further discussions with the Fund’s investment adviser, Emerging Global Advisors, LLC (“EGA”), the Fund’s name has been changed to “EGShares Blue Chip ETF”.  Because of this name change, we have revised the response to the first comment that we provided to you in the Response Letter, as set forth below.  As noted in the Response Letter, we will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness.

1.           Explain how the Fund’s name complies with Rule 35d-1 (the “Names Rule”).

Response:  The Fund’s name has been changed from “EGShares Blue Chip EM Achievers ETF” to “EGShares Blue Chip ETF,” and the following disclosure will be included in the Summary Prospectus in compliance with the Names Rule:

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
March 25, 2014

Under normal market circumstances, the Fund will invest at least 80% of its net assets in equity securities (including common shares traded on local exchanges, ADRs and GDRs) of well established, widely recognized companies that are among the market leaders in their respective sectors (i.e., “blue chip companies”).

In addition, although the Fund does not intend to use leverage, the Names Rule disclosure in the SAI will use the definition of “Assets” in Rule 35d-1(d)(2).  The Names Rule disclosure in the SAI will also state that the Fund will provide shareholders with at least 60 days prior notice of any change to its policy of investing at least 80% of its net assets in blue chip companies, which notice shall meet the requirements of Rule 35d-1(c).

* * *

The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/Michael D. Mabry
Michael D. Mabry

cc:	Robert C. Holderith Marc Zeitoun Maya Teufel